Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement 333-160422

July 27, 2009

Common Stock Offering

July 2009

Middleburg Financial Corporation (the “Issuer”) proposes to issue shares of its common stock pursuant to a prospectus supplement that will be filed as part of an existing shelf registration statement on Form S-3 previously filed with the Securities and Exchange Commission (the “SEC”). Prospective investors should read the prospectus in that registration statement, and other documents that the Issuer has filed with the SEC, for more complete information about the Issuer and this offering. Investors may obtain these documents without charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus and prospectus supplement may be obtained by calling Scott & Stringfellow, LLC at (800) 552-7757.

Forward Looking Statements

Certain information contained in this discussion may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements relate to the Company’s future operations and are generally identified by phrases such as “the Company expects,” “the Company believes” or words of similar import. Although the Company believes that its expectations with respect to the forward-looking statements are based upon reliable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. For details on factors that could affect expectations, see the Company’s Annual Report on Form 10-K for the year ended December 31, 2008, as filed with the Securities and Exchange Commission.

Offering Overview

Issuer	Middleburg Financial Corporation

Symbol / Exchange	MBRG / NASDAQ

Offering	Follow-on public common stock offering

Offering Size	Approximately $17.4 million of common stock (1); 100% primary shares

Over-Allotment Option	15%

Use of Proceeds	General corporate purposes, including redemption of $22 million of TARP CPP and warrants following regulatory approval

Underwriter	Scott & Stringfellow, LLC

Common Dividend	$0.10 per share/quarter ($0.40 annualized) – yield @ $12.00= 3.3%

Expected Pricing	Week of July 27th
(1) Excludes 15% over-allotment option

Company Profile

Vision: We are a Bank in the Business of Wealth Management

Middleburg Financial Corporation (“MBRG” or “Company”) is headquartered in Middleburg, VA and conducts its primary operations through two wholly-owned subsidiaries:

• Middleburg Bank – a commercial bank with approximately $1.0 billion in total assets targeting the affluent and business professional segment in the greater Washington, D.C. MSA.

•     Middleburg Investment Group, Inc. – with approximately $1.0 billion in assets under administration/management, provides wealth management services to individuals and institutions through its two subsidiaries.

Operates in premier banking markets: Loudoun, Fauquier, and Fairfax counties with eight financial service centers and one limited service facility.

Total assets, gross loans, and deposits of $998.3 million, $660.3 million, $773.2 million, respectively, as of March 31, 2009.

History of strong asset quality, currently less than 2.0% nonperforming assets

Well capitalized, 14.5% total risk-weighted capital at Q1 2009:

• $22.0 million in CPP TARP preferred stock.

• Sold $5.0 million common stock in a private placement to David Sokol, Chairman of MidAmerican Energy Holdings a wholly- owned subsidiary of Berkshire Hathaway, in 2009.

Significant non-interest (fee) income generation through mortgage, trust and investment advisory of businesses:

• 33% noninterest income / operating revenue at Q1 2009.

In 2003, Middleburg Bank acquired a 40.0% stake in regional mortgage company Southern Trust Mortgage (“STM”) and in 2008, Middleburg increased its ownership to 57.1%.

Franchise Growth

In 1993, with the addition of new executive management, Middleburg Bank began a trend of growth that transformed the Company into the premier bank it is today. Since 1993:

• Expanded executive management depth.

• Opened 7 financial service centers.

• Acquired trust, mortgage and asset management lines of business.

• Increased total assets to approximately $1.0 billion for a CAGR of 14.9%.

Corporate Structure

Experienced, Executive Management Team

Our senior management team consists of 11 officers who have 270 years of combined financial services experience and over 95 years combined experience serving Middleburg Bank.
• Insider ownership – 30.0%

• David Sokol – 14.6%

• Millicent West – 9.1%

Officer	Title	Years Experience	Years with MBRG

Joseph L. Boling	Chairman & CEO, Middleburg Financial Corp.	40	16

Gary R. Shook	President & CEO, Middleburg Bank	27	4

Jeffrey H. Culver	Chief Operating Officer	19	7

Rodney J. White	Chief Accounting Officer	9	8

Arch A. Moore III	Chief Lending Officer	26	14

Jason Mason L. Antrim	President & CEO, Middleburg Investment Group	18	13

James H. Patterson	President & CEO, Middleburg Investment Advisors	37	10

Jerry B. Flowers III	President & CEO, Southern Trust Mortgage	29	6

David L. Hartley	Senior VP, Middleburg Community Executive, Middleburg Trust Company	19	10

Robert S. Miller	Senior VP, Marketing & Retail Banking	31	3

Suzanne K. Withers	Senior VP, HR & Organizational Development	15	5

Source: Company filings and SNL.

Affluent, Growth Market

The Northern Virginia market in which we operate is one of the strongest banking markets in the U.S. and has the following characteristics:

Location	MBRG Branches	Median HHI (2008)	Projected HHI Growth (‘08 - ‘13)	Population (2008)	Projected Population Growth (‘08 - ‘13)	Unemployment Rate (May 2009)
Loudoun County, VA	6	$114,505	21.4%	298,081	34.2%	5.0%
Fauquier County, VA	2	$82,619	11.1%	69,716	15.0%	4.9%
Fairfax County, VA	1	$108,209	22.7%	1,035,674	3.9%	5.4%
Washington, DC MSA	9	$82,846	20.4%	5,469,330	8.5%	6.2%
Virginia	9	$61,817	16.4%	7,899,205	7.4%	7.0%
United States	9	$54,749	17.0%	309,299,265	6.3%	9.4%

Significantly lower unemployment rates.

Loudon County, VA has one of the highest median household incomes of any county in the U.S.

Local economy is driven by service industries that require a highly educated workforce, including professional and technical services; federal, state and local governments; construction and retail trade:

• Highly educated workforce – 59.9% and 53.9% of residents in Fairfax and Loudoun Cos., respectively, have bachelors degrees or higher - significantly above the national median of 24.4%.

Source: Environmental Systems Research Institute, Inc., United States Census Bureau, and United States Bureau of Labor Statistics.

Market Area

Our primary service area is Loudoun County, western Fairfax County and Fauquier County, all of which are high growth and affluent markets in Northern Virginia.

Note: Excludes STM locations outside of Virginia.

Business Strategy

Strategic Plan

Diversified Business	Continue to develop diversified business lines that contribute to the Company’s financial performance and success.

Integration	Grow the number of services provided across business lines by doing the right things to assist our clients create, preserve and transfer wealth.

Brand Positioning	Provide a rewarding work environment that helps communicate a clear, consistent and sustainable experience and expresses the Company’s mission and values.

Geographic Footprint	Expand our geographic footprint by analyzing and selecting markets & delivery channels that match our brand and business strategy by hiring experienced, in-market bankers.

Strong Financial Position	Maximize shareholder returns by maintaining financial discipline, superior asset quality, efficiency and non-interest income generation by providing quality financial solutions through relationship banking.

Strategic Plan

Middleburg Bank

Middleburg Bank, founded in 1924, serves the Virginia counties of Loudoun, Fairfax, and Fauquier through eight financial service centers and one limited service center.

• The financial service centers are located in Middleburg, Leesburg (2), Purcellville, Ashburn, Reston, Warrenton, and Marshall. Fort Evans (Leesburg) Financial Service Center

The Company’s financial service center branching model calls for the presence of all business lines in each market.

• Commercial, retail, mortgage and wealth management personnel are all served from a single location.

• Allows for our customers to come to one location for all services with the Bank, which better facilitates the cross selling of financial services.

Strategy of the Bank includes:

• Increasing penetration into counties currently served, while monitoring potential new markets – potential Virginia locations in Gainesville, Sterling, and Williamsburg.

• Focus on generating “core” deposit growth.

• Continue to hire highly competent and engaged local banking professionals with established relationships with small businesses and affluent households.

• Continue to market strong brand recognition (over 85 years operating in the marketplace).

Increasing Deposit Market Share

Loudoun, Fauquier and Fairfax Counties have over $27.0 billion in total retail market deposits.

• Ranked #2 with over 17.6% deposit market share in Loudoun County as of 6/30/08.

Our financial service centers average over $73.6 million in deposits per center – compared to $58.7 million per branch for the competitors.

	Middleburg Bank						Total Market (3 Counties)
County	2008 Market Rank	Branches	Total Market Deposits (000s)	Average Deposits/ Branch	2008 Market Share	% Growth (2007-2008)	Total Market Deposits (000s)	Branches
Loudoun	2	6	$603,815	$100,636	17.64%	16.03%	$3,422,659	98
Fauquier	6	2	$47,212	$23,606	4.19%	31.39%	$1,126,892	26
Fairfax*	34	1	$11,329	$11,329	0.05%	85.14%	$22,466,240	334

Total		9	$662,356	$73,595			$27,015,791	458

*	Fairfax county deposit information excludes COF’s $14.9 billion non-retail deposits.

Note: Deposit market share is pro forma for all announced transactions and are as of June 30, 2008.

Deposit Market Share – Loudoun County

Taking market share - we have increased deposit market share in six out of the past eight years (as of June 30 for each respective year).

Historical Market Share – Loudoun County

*	Deposit market share is pro forma for all announced transactions.

Southern Trust Mortgage

Southern Trust Mortgage (STM) is a regional mortgage lender subsidiary of Middleburg Bank that originates permanent residential mortgage loans to be sold, servicing released, into the secondary market.

• Product, execution, and cyclicality.

• Middleburg Bank owns 57.1% of the issued and outstanding membership units of STM.

• STM, headquartered in Virginia Beach, VA, operates 24 offices in Virginia, Maryland, North Carolina and South Carolina.

• STM operates as Middleburg Mortgage within all of the Company’s financial service centers, providing mortgage banking services for the Company’s clients.

Recent updates include:

• Realized a $5 million, non-cash goodwill impairment charge in Q4 2007.

• Increased ownership to 57.1% from 42.3% by acquiring membership interest from one of the partners for $1.6 million in Q2 2008.

• Lowered monthly breakeven production level from $65 million to $45 million.

• Attracted new loan producers because of market turmoil.

• Contributed $2.3 million in net income to MFC in Q2 2009 YTD.

Significant origination capabilities: 1,423 loan closings totaling $317.1 million in total mortgage volume in Q2 2009, up 72.5% and 83.2% year-over-year, respectively.

Number of Loan Closings

Southern Trust Mortgage – Performance

Mortgage banking strategy involves building and maintaining sustainable non-interest revenue and net income while properly managing risk.

• STM generates fees from origination and sale of mortgage loans into the secondary market.

• Changed management compensation scheme from top line focus to bottom line focus in 2008.

• Middleburg Bank provides a warehouse line to fund STM’s mortgage originations and receives net interest income for an average of 20-25 days prior to investor funding.

• Middleburg takes no interest rate risk on booked loans through STM.

Loan Closings and Volume	Loan Purchase vs. Refinance

Middleburg Investment Group

Middleburg Trust Company (“MTC”)

Middleburg Trust Company provides fiduciary and investment management services to individuals, institutions and foundations.

• “Growth at a reasonable price” investment style.

• MTC currently manages over 520 accounts with approximately $661 million in assets under management/administration.

• Headquartered in Richmond, VA with offices in Middleburg and Williamsburg, VA.

Middleburg Trust Company AUM

Middleburg Investment Advisors (“MIA”)

Middleburg Investment Advisors specializes in investment grade fixed income securities, taxable and tax-exempt, as well as equity investments for individuals, trusts, corporations, associations, foundations, and pensions.

• Fixed income total return investment strategy.

• Value stock selection strategy with no limit on market capitalization.

• Primarily serves the Washington, DC metropolitan area and has clients in 24 states.

Middleburg Investment Advisors AUM

Note: AUM = Assets Under Management.

Integration: Client Action Team (CAT) Model

Each of our markets has a Client Action Team that consists of senior officers from commercial banking, retail banking, mortgage lending, investment brokerage and investment and trust management.

• Financial incentives and the proper reporting channels are in place to ensure success of the Client Action Team strategy.

The Client Action Team allows us to:

• Expand existing relationships;

• Maximize business development efforts within the market; and

• Minimize our clients’ reliance on a relationship with one particular officer.

Foundations of Excellence (FOX)

We partnered with St. Meyer & Hubbard – an industry-leading firm specializing in helping banks and financial services companies maximize their potential.

The FOX initiative will help us develop the skills to:

• fully engage our clients in meaningful conversations;

• hear what they are saying to us (even if not fully stated); and

• recommend solutions that deepen client relationships.

FOX initiative is delivering results:

• Growing households through building relationships.

• Increased CD retention efforts.

• Full-service solutions based on client needs.

• Enhances our position as “trusted advisor”.

Building Strong Relationships

Current Households Served

Financial Position

Key Financial Highlights – YTD 2009

($ in 000s)
	YTD		% Growth
	June 2009	June 2008
Balance Sheet
Total Assets	$1,044,560	$948,393	10.1%
Net Loans, HFI	642,833	650,722	(1.2)%
Total Deposits	810,133	660,228	22.7%
Common Equity	78,872	73,085	7.9%
Tangible Book Value per Share	$14.47	$14.61	(1.0)%

Income Statement
Net Interest Income	$19,594	$16,174	21.1%
Non-Interest Income	10,226	9,331	9.6%
Net Income (before TARP dividend)	1,797	514	249.8%
EPS (post TARP dividend)	$0.28	$0.11	154.5%

Ratios
Net Interest Margin	4.36%	3.96%	10.1%
Return on Average Equity	3.06%	0.48%	537.5%
Tang. Com. Equity/Tang. Assets	6.96%	7.03%	(1.0)%
NPAs + 90 DDQ/Assets	1.96%	1.53%	28.1%
Loan Loss Reserve Ratio	1.45%	1.38%	5.1%

Strong Balance Sheet Growth

Total Assets Total Deposits	Net Loans, HFI Total Equity
* $22 million TARP preferred.

Strong Core Deposit Composition

Total Deposits at December 31, 2008	Total Deposits at June 30, 2009

Total Deposits: $744.8 million	Total Deposits: $810.1 million

Core Deposits: $637.3 million (85.6% of total deposits)	Core Deposits: $702.7 million (86.7% of total deposits)

Total deposits increased 8.7% to $810.1 million from December 31, 2008.

Noninterest-bearing demand deposits grew 12.6% to $124.5 million in Q2 2009 from $110.5 million at Q4 2008.

Note: Core Deposits excludes Brokered CDs.

Net Loans to Deposits Analysis Net Loans/Deposits Analysis

Diversified Loan Portfolio

Gross Loans, HFI as of June 30, 2009

Total Gross Loans: $651.5 million

Strong asset quality:

•	NPAs + 90 DDQ/Assets of 1.96% as of June 2009 compared to 2.76% for peer group at Q1 2009.

•	1.45% loan loss reserve ratio as of June 30, 2009.

Improved credit risk management procedures.

•	Centralized construction lending.

Top 10 largest loans in portfolio make up approximately 9.4% of the total portfolio.

Additional spread income from mortgage loans held for sale, average 20 to 25 days on balance sheet.

•	$74 million mortgages, HFS at Q2 2009.

Approximately 75% of Commercial Real Estate loans are owner occupied.

Well Performing Commercial Real Estate Portfolio

Commercial Real Estate (CRE) loan portfolio is $234.9 million or 36% of the total loan portfolio at Q1 2009.

•	CRE loans past due comprise only 0.27% of CRE portfolio and 0.10% of total loan portfolio.

CRE Portfolio Historical Past Dues

Construction & Land Portfolio Construction and Land Loans as a % of Total Loans

Better than Peer Asset Quality

NPAs + 90 DDQ / Assets	Non-Performing Loans / Total Loans
Loan Loss Reserve Ratio	Net Charge-Offs / Average Loans
Peers consists of: AMNB, CFFI, CFNL, CWBS, CPBK, CRFN, EGBN, EFSI, EVBS, FBSS, FNBN, MNRK, OPOF, PEBK, SHBI, STEL, SMMF, UBSH, VBFC, and VCBI.

Consolidated Performance Loan Loss Reserves vs. NPAs

($ in 000s)

	December 2008	March 2009	June 2009
Loans 90+ DDQ
Middleburg Bank	$540	$31	$0
Southern Trust Company	$577	$0	$0
Non Accrual Loans
Middleburg Bank	$5,550	$6,738	$12,783
Southern Trust Company	$1,340	$2,150	$202
Other Real Estate Owned
Middleburg Bank	$4,586	$5,001	$4,215
Southern Trust Company	$3,026	$3,366	$3,240
Allowance for Loan Losses
Middleburg Bank	$8,056	$7,922	$8,757
Southern Trust Company	$1,989	$1,785	$673

Non-Accrual Collateral Types*

* As of June 30, 2009

Financial Performance

Revenue Composition

	CAGR	YTD Q2’08 vs. Q2’09
Net Interest Income	12.6%	21.1%
Non-Interest Income	20.4%	9.6%
Total Revenue	15.1%	16.9%

Rapid Growth in Non-Interest Income

Our strategy involves building and maintaining sustainable revenue and net income sources in addition to traditional banking spread income.

• Our goal is to provide a full array of products and services that meet the financial and wealth management needs of our affluent target demographics.

These ancillary products and associated fees also add diversity to our revenue base and increase the overall profitability of our bank.

• 35% – 40% non-interest income as a percent of net interest income goal.

($ in 000s)

	2004	2005	2006	2007	2008	Q2 2009 YTD	CAGR
Service Charges on Deposits	$1,563	$1,783	$1,869	$2,024	$1,922	$945	5.3%
Southern Trust Mortgage	1,657	1,529	680	(303)	10,412	6,901	58.3%
Middleburg Investment Advisors	2,792	2,792	2,723	2,728	2,244	994	(5.3)%
Middleburg Trust Company	1,567	1,824	1,945	2,162	1,925	852	5.3%
Other Non-Interest Income	897	1,018	1,202	1,221	1,313	534	10.0%

Total Non-Interest Income	$8,476	$8,945	$8,420	$7,832	$17,817	$10,226	20.4%

Non-Interest Income/Net Interest Income	41.1%	36.3%	31.3%	28.8%	53.7%	52.2%

Other Non-interest income excludes gains/losses on sale of investment securities.

Profitability Drivers

Average Cost of Total Deposits	Net Interest Margin

Non-Interest Income / Average Assets	Efficiency Ratio

Peers consists of: AMNB, CFFI, CFNL, CWBS, CPBK, CRFN, EGBN, EFSI, EVBS, FBSS, FNBN, MNRK, OPOF, PEBK, SHBI, STEL, SMMF, UBSH, VBFC, and VCBI.

Shareholder Returns

Net Income	Diluted EPS*

Return on Average Tangible Equity	Return on Average Common Equity

Peers consists of: AMNB, CFFI, CFNL, CWBS, CPBK, CRFN, EGBN, EFSI, EVBS, FBSS, FNBN, MNRK, OPOF, PEBK, SHBI, STEL, SMMF, UBSH, VBFC, and VCBI.

*	Available to common shareholders.

Compelling Market Valuation

($ in millions , except per share)
MBRG Stock Price (as of 7/17/2009)	$12.00
Shares Outstanding	4,993.2

Market Capitalization	$59.9

Avg. Daily Trading Volume (LTM)	3,516
Dividend Yield ($0.40 annualized)	3.3%

	MBRG	Peers*
Price/Book Value	76.9%	76.4%
Price/Tangible Book Value	84.2%	98.7%

*	Peer median.

Well Capitalized – Effects of Capital Raise

Additional equity capital:

•      Solidifies capital base with proforma Tangible Common Equity / Tangible Assets greater than 9%.

•      $5 million common stock investment by David Sokol.

•      Potential repayment of $22 million TARP CPP subject to regulatory approval.

•      Reduces future dilution from TARP warrants by 50% to 104,101 shares.

•      Provides competitive advantage in marketplace attracting bankers and clients.

Note: Gross proceeds represent $17.4 million plus 15% overallotment. Tangible Assets and Risk Weighted Assets held constant.

Summary

Investment Highlights

Experienced management team with a proven track record.

Operate in one of, if not the best, markets in the United States.

Significant non-interest lines of business.

Conservative lending culture with low NPAs vs. peers.

Well positioned to continue growth and take advantage of opportunities.

Attractive valuation below tangible book value.

Common Stock Offering

July 2009

Appendix

Middleburg Financial Corporation Peer Group

($ in 000s)

Institution	Symbol	City	State	Total Assets
American National Bankshares Inc.	AMNB	Danville	VA	$829,478
C&F Financial Corporation	CFFI	West Point	VA	$892,873
Cardinal Financial Corporation	CFNL	McLean	VA	$1,793,443
Commonwealth Bankshares, Inc.	CWBS	Norfolk	VA	$1,109,503
Community Capital Corporation	CPBK	Greenwood	SC	$772,103
Crescent Financial Corporation	CRFN	Cary	NC	$1,092,345
Eagle Bancorp, Inc.	EGBN	Bethesda	MD	$1,495,774
Eagle Financial Services, Inc.	EFSI	Berryville	VA	$535,382
Eastern Virginia Bankshares, Inc.	EVBS	Tappahannock	VA	$1,098,016
Fauquier Bankshares, Inc.	FBSS	Warrenton	VA	$526,813
FNB United Corp.	FNBN	Asheboro	NC	$2,154,026
Monarch Financial Holdings, Inc.	MNRK	Chesapeake	VA	$634,204
Old Point Financial Corporation	OPOF	Hampton	VA	$880,843
Peoples Bancorp of North Carolina, Inc.	PEBK	Newton	NC	$1,000,316
Shore Bancshares, Inc.	SHBI	Easton	MD	$1,075,934
StellarOne Corporation	STEL	Charlottesville	VA	$2,996,929
Summit Financial Group, Inc.	SMMF	Moorefield	WV	$1,598,968
Union Bankshares Corporation	UBSH	Bowling Green	VA	$2,602,033
Village Bank and Trust Financial Corp.	VBFC	Midlothian	VA	$579,642
Virginia Commerce Bancorp, Inc.	VCBI	Arlington	VA	$2,772,888

		Median		$1,084,140

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